ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED SEPTEMBER 3, 2013 AND

THE PROSPECTUS DATED APRIL 27, 2012)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-181005

SEPTEMBER 3, 2013

AMERIPRISE FINANCIAL, INC.
$600,000,000
4.00% SENIOR NOTES DUE 2023

FINAL TERM SHEET DATED SEPTEMBER 3, 2013

Issuer:	Ameriprise Financial, Inc. (“Ameriprise”)

Security:	4.00% Senior Notes due 2023

Trade Date:	September 3, 2013

Settlement Date (T+3):	September 6, 2013

Maturity Date:	October 15, 2023

Coupon:	4.00%

Currency:	USD

Size:	$600,000,000

Security Type:	SEC Registered Senior Notes

Day Count Convention:	30/360

Benchmark Treasury:	UST 2.50% due August 15, 2023

Spread to Benchmark Treasury:	+120 basis points

Benchmark Treasury Spot and Yield:	96-29+; 2.858%

Price to Public:	99.518% of principal amount

Yield to Maturity:	4.058%

Optional Redemption:

In full or in part on one or more occasions, make-whole call at a discount rate of Treasury plus 20 basis points or, if greater, 100% of the principal amount of notes to be redeemed, in each case plus accrued and unpaid interest to the date of redemption.

Proceeds (after underwriting discount and before expenses) to Issuer:	$593,208,000 (98.868% of principal amount)

Interest Payment Dates:	Interest will accrue from September 6, 2013 and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2014.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	03076C AF3 / US03076CAF32

Expected Ratings* (Outlook):	A3 (Moody’s) / A (S&P) (Stable / Stable)

Bookrunners:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC U.S. Bancorp Investments, Inc.

*Note: An explanation of the significance of ratings may be obtained from the rating agencies.  Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The ratings of the notes should be evaluated independently from similar ratings of other securities.  A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus and related preliminary prospectus supplement by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Goldman, Sachs & Co. toll free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897, email: cmclientsupport@wellsfargo.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.